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                                                                                                     OMB APPROVAL
                                                                                                     OMB Number: 3235-0104
                                                                                                     Expires: September 30, 1998
                                                                                                     Estimated average burden hours
                                                                                                              per response: 0.5
                                                   U.S. SECURITIES AND EXCHANGE COMMISSION
                                                           WASHINGTON, D.C.  20549

FORM 3

                                      (AMENDED) INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section  17(a) of the Public Utility

                             Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print Or Type Responses)
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1.  Name and Address of Reporting Person*    2.  Date of Event             4.  Issuer name and Ticker or Trading Symbol
                                                 Requiring Statement
                                                 (Month/Day/Year)
                                                    (08/04/98)
    BCC Acquisition II LLC                                                     Diametrics Medical, Inc.

    c/o Bay City Capital LLC                                                   Nasdaq Trading Symbol: DMED

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                                             3.  IRS or Social Security    5.  Relationship of Reporting      6. If Amendment, Date
                                                 Number of Reporting           Person(s) to Issuer               of Original
    750 Battery Street, Suite 600                Person (Voluntary)            (Check all applicable)            (Month/Day/Year)
                                                                                    Director  XX 10% Owner       (07/10/98)
                                                                                ----         ----

                                                                               Officer (give     Other (specify
                                                                               title below)  ---- below)
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               (Street)
                                                                                                              7. Individual or
                                                                                                                 Joint/Group Filing
    San Francisco, California 94111                                                                             (Check Applicable
                                                                                                                 Line)
                                                                                                              XX  Form filed by One
                                                                                                              --  Reporting Person
                                                                                                                  Form filed by More
                                                                                                              --  Than One Reporting
                                                                                                                  Person
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    (City)             (State)     (Zip)                        Table I   Non-Derivative Securities Beneficially Owned

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1.  Title of Security                        2.  Amount of Securities          3.  Ownership Form:      4.  Nature of Indirect
    (Instr. 4)                                   Beneficially owned                Direct (D) or            Beneficial Ownership
                                                 (Instr. 4)                        Indirect (I)            (Instr. 5)
                                                                                   (Instr. 5)
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    Common Stock                                    1,952,191                           D

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Reminder: Report on a separate line for each class of securities owned directly or indirectly.                               (Over)
* If the form is filed by more than one reporting person, (see) Instruction 5(b)(v).                                SEC 1473 (7-96)

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FORM 3 (continued)
             Table II   Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative     2.  Date Exercisable       3.  Title and Amount of     4.  Conversion     5.  Ownership   6.  Nature of
    Security                    and Expiration Date        Securities Underlying       or Exercise        Form of         Indirect
    (Instr. 4)                  (Month/Day/Year)           Derivative Security         Price of           Derivative      Beneficial
                                                           (Instr. 4)                  Derivative         Security:       Ownership
                                                                                       Security           Direct (D) or   (Instr. 5
                                                                                                          Indirect (I)
                                Date                                      Amount or                       (Instr. 5
                                Exercisable   Expiration                  Number of
                                                Date          Title       Shares
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    Warrant                     (08/04/98)    (08/04/03)   Common Stock    650,731      $8.40 per share       D
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    Convertible Senior          (08/04/98)    (08/04/03)   Common Stock    797,619      $8.40 per share       D
    Secured Fixed Rate Note
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    Explanation of Responses:


On July 10, 1998, the Reporting Person filed on Form 3 indicating that the Reporting Person had entered into a Common Stock
Purchase Agreement, Warrant Agreement and Note Purchase Agreement pursuant to which it might acquire up to 2,049,572 shares of the Issuer's Common Stock, Warrants to acquire up to 683,191 additional shares, and Convertible Senior Secured Fixed Rate Notes, which, upon conversion, the Issuer would issue up to 797,619 shares of Common Stock.  The transactions contemplated by the Common
Stock Purchase Agreement, the Warrant Agreement and the Note Purchase Agreement closed on August 4, 1998, at which time the
Reporting Person acquired the Common Stock, Warrants and Notes reported herein.  The Reporting Person has no right to acquire any additional securities of the Issuer under the Common Stock Purchase Agreement, the Warrant Agreement or the Note Purchase
Agreement, though such agreements impose no limitation on future acquisitions or dispositions of such shares by the Reporting
Person.

On August 4, 1998, the Reporting Person entered into Participation Agreements with certain Swiss investors.  This filing shall not be deemed an admission that the Reporting Person presently is, for purposes of Section 16 of the Act, Beneficial Owner of any shares of the Issuer's Common Stock that certain Swiss investors would be entitled to upon conversion of the Notes.  Certain
Swiss investors, who are not Reporting Persons, would receive an aggregate of 37,897 shares of the Issuer's Common Stock upon their election to exercise their conversion rights.

*** Intentional misstatements or omissions of facts              /s/  Fred B. Craves                        August 14, 1998
    constitute Federal Criminal Violations.                -------------------------------------        -----------------------
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     **Signature of Reporting Person                     Date




Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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